SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2018
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL

Corporate Taxpayer’s ID (CNPJ):  76.483.817/0001-20

Publicly Held Company

CVM Registration no. 1431-1

SEC (CUSIP) Registration no. 20441B407 – Preferred – Class “B”

SEC (CUSIP) Registration no. 20441B308 – Common

LATIBEX Registration no. 29922 – Preferred – Class “B”

NOTICE TO SHAREHOLDERS

Copel’s Board of Directors resolved, at the 185th Ordinary Meeting, held on December 12, 2018, to anticipate the payment of Interest On Equity - IOE, in replacement for the dividends for fiscal year 2018, pursuant to Law 9,249/95, to shareholders of record on December 27, 2018. The shareholder payout, as well as the payment date, will be ratified by the Annual Shareholders’ Meeting, to be held by April 2019, which will analyze the Management Report, Balance Sheet and other Financial Statements for fiscal year 2018.

1.        INTEREST ON EQUITY

1.1.     Gross amount: R$280,000,000.00

1.2.     Payout per share:

1.2.1. R$0.97515 per common share – ON

1.2.2. R$2.89050 per class “A” preferred share – PNA

1.2.3. R$1.07270 per class “B” preferred share – PNB

1.3.     Shareholders of record on: December 27, 2018.

1.4.     Ex-interest date: December 28, 2018, inclusive

1.5.     Taxation: 15.00%, pursuant to Law 9,249/95

2.        FORM OF PAYMENT

2.1.     Bank deposit (based on the shareholder’s registration data).

3.        REGISTRATION

3.1.     Shareholders must maintain their bank details up-to-date with the brokerage house that holds their shares in custody. Shareholders whose shares are held in custody by Copel should update their data by sending an email to acionistas@copel.com.

4.        SERVICE UNITS

4.1.     Department of Shareholders and Custody

Rua Coronel Dulcídio, 800 – 3º andar -  CEP 80420-170 -          Curitiba – PR

Phone: 0800-41-2772   Fax: (41) 3331-2916            email: acionistas@copel.com

4.2.     Depository bank abroad: The Bank of New York Mellon

101 Barclay Street, 22nd Floor

New York – NY – 10286

Phone: (212) 815-7118

Email: Cassandra.miranda@bnymellon.com

Curitiba, December 12, 2018

Adriano Rudek de Moura

Chief Financial and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date December 13, 2018

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Jonel Nazareno Iurk
Jonel Nazareno Iurk Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.